EXHIBIT 1
                                                                    NEWS RELEASE

                                                       CONTACT: Patrick G. Healy
                                                      Executive Vice President -
                                                                 Finance and CFO
                                                                    203-629-4627
                                                         e-mail: phealy@nfor.com


                  NFO RESEARCH, INC. TO SERVE RAPIDLY EXPANDING
                         INFORMATION TECHNOLOGY MARKETS;
              ACQUIRES PROGNOSTICS, A LEADING PROVIDER OF RESEARCH
              SERVICES TO OVER 200 INFORMATION TECHNOLOGY COMPANIES


Greenwich, Connecticut -- April 1, 1997 -- NFO Research, Inc. (NASADAQ.NFOR) today announced that it has established a strong capability to serve the research needs of information technology companies through the acquisition of 100% of the outstanding stock of Prognostics, a leading provider of survey-based quantitative customer satisfaction research to information technology companies worldwide. Prognostics' clients include Sun Microsystems, Oracle, Digital, IBM, Hewlett-Packard, Cisco, Novell and Silicon Graphics.

The transaction was effected through the issuance of 1.726 million newly issued shares of NFO common stock and will be accounted for as a pooling of interests. Prognostics has experienced rapid growth, with revenues for calendar year 1997 expected to reach approximately $11 million, almost three times the revenues seen in 1994. The acquisition, excluding transaction costs, is expected to have a slightly positive effect on NFO's 1997 earnings per share.

William E. Lipner, Chairman and Chief Executive Officer of NFO, said, "This acquisition represents a significant advance of our strategy for growth in the rapidly expanding worldwide information technology (IT) market. We are absolutely thrilled that Prognostics' management has chosen to join the NFO team. Prognostics is the leading provider of customer satisfaction measurement for the IT industry. In addition to expanding their franchise in that sector, we will utilize Prognostics' methodology the enhance our product offerings in support of our business relationships in the financial services and telecommunications industries. We also believe that Prognostics' strong client relationships will provide fertile ground for the marketing of NFO//net.source, NFO's new interactive market research offering; its underlying electronic technology is the state of the art in fast turnaround, cost-effective survey tools. In addition, NFO//net.source gives Prognostics' clients access to the world's largest interactive consumer panel of over 70,000 participating U.S. households and a growing number of businesses."

J. B. Wood, Prognostics' President and Chief Executive Officer, said, "We believe that the combination of Prognostics and NFO will represent substantial added value for our existing and future clients. The combination of our two companies will provide expanded research and electronic survey capabilities which will enable us to enhance the quality and turnaround time of our services worldwide. We also will leverage NFO's extensive panel and consumer experience to bring new survey offerings to our IT clients."



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Wood added, "Prognostics has achieved considerable growth over the past several years. Our partnership with NFO will enable us to continue and even accelerate our expansion plans as we help companies increase their competitiveness by listening to the voice of their customers. The IT industry as a whole is just beginning to appreciate the power and value that good marketing information can provide. Our association with NFO will enable us to help take advantage of this burgeoning opportunity on a global basis."

Founded in 1981, Prognostics' survey results are utilized by senior level executives at over 200 of the largest information technology companies in the world. The company is headquartered in Palo Alto, California and has additional offices in Boston and London, as well as an affiliate relationship in Japan. Additional information regarding Prognostics may be found at its website, http//www.prognostics.com.

NFO Research, Inc. is a leading provider of custom and syndicated market information to America's largest companies as well as the international business community. Through its pre-recruited consumer panel and other specialized databases, NFO offers access to more than 525,000 households and over 1.3 million people. The Company provides its serves to over 1,100 clients, including 44 of the largest 100 companies of the Fortune 500 list, 23 of the top 25 U. S. bank holding companies, and 18 of the nation's 20 largest pharmaceutical firms.









Statements in this press release relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements are based on the Company's current forecasts and actual results may differ materially. To understand the risks which may affect the Company's future performance, please refer to Part 1 of NFO's 1996 Annual Report of Form 10-K.